FOR IMMEDIATE RELEASE	May 18, 2016

Micromem Update on Oil Condition Sensor Suite

Toronto, New York, May 18, 2016: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), announces the oil pan plug product development has transitioned from our partner’s prototype development facility into their manufacturing facilities. The product development remains ahead of schedule with final product being ready for deployment in 2016.

Business development efforts are underway in pursuing non-automotive usage of this technology and form factor. MAST is currently pursuing applications in the electrical generation and environmental monitoring markets. In addition, the Company has received interest and delivered samples to a current client.

MAST received international approval to use the trademark “intellibolt”. Our patent portfolio provides wide protection for use anywhere sensor technology in a bolt form factor can help our clients solve difficult application problems. Anywhere a process having analytical capabilities in the field can benefit from this technology. The product adheres to the guidelines established by the Industrial Internet of Things, in the areas of security of data, low cost to deploy and integrates well with emerging connectivity applications.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:	NASD OTC-QX - Symbol: MMTIF
CSE - Symbol: MRM

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SEC File No: 0-26005
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